Exxon Mobil Corporation                                                                                     Patrick T. Mulva

5959 Las Colinas Boulevard                                                                                 Vice President and Controller

Irving, TX 75039-2298

972 444 1202 Telephone

972 444 1221 Facsimile

ExxonMobil

February 2, 2007

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:      Exxon Mobil Corporation

Form 10-K for the Fiscal Year ended December 31, 2005

Filed February 28, 2006

Form 10-Q for Fiscal Quarters ended March 31, 2006, June 30, 2006, and September 30, 2006

Filed May 4, 2006 and August 4, 2006 and November 8, 2006

Response Letter Dated December 21, 2006

File No. 1-02256

Dear Mr. Schwall:

On behalf of Exxon Mobil Corporation, please find enclosed our responses to your comments regarding the above filings set forth in your letter of January 12, 2007.  Our responses are numbered to correspond to the numbered comments in your letter.

If you desire clarification of our responses, please direct any questions to Mr. David Levy at 972-444-1290.

Very truly yours,

By:    /s/ Patrick T. Mulva

----------------------------------------

Name:   Patrick T. Mulva

Title:    Vice President and Controller

Attachment

c:          Jill Davis

Ronald Winfrey

Mark Wojciechowski

ExxonMobil’s Response to the

Comments Included in the SEC Letter of January 12, 2007

Form 10-K for the Fiscal Year Ended December 31, 2005

Supplemental Information on Oil and Gas Exploration and Production Activities (unaudited), page 76

1.   We have considered your response to our prior comments three and four from our comment letter dated December 1, 2006 and our discussion with you on January 3, 2007.  We do not agree with your conclusion that you are permitted to disclose reserve information determined based on prices other than year-end prices.  Our conclusion is based, in part, on the following:

•     It is not permissible to have more than one measure of proved reserves as of the same date.  Both Rule 4-10(a) of Regulation S-X and paragraph 34 of SFAS 25 discuss disclosure of proved reserves as being a single quantified amount.

•     The disclosure of reserve quantities determined using your internally developed planning prices represents the disclosure of a measure of reserves that is other than proved and is not permitted by Instruction 5 of Item 102 of Regulation S-K.

•     The term “existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made,” means prices as of year-end.  Refer to paragraph 34 of SFAS 25 and Division of Corporation Finance’s: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001, Section II.F.3 (a), (h) and (l), which can be found at:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

Also refer to paragraph 2.94 of the AICPA Audit and Accounting Guide, Audits of Entities with Oil and Gas Producing Activities.

•     It is inconsistent and inappropriate to present a measure of reserves calculated using your internally developed planning prices and a standardized measure calculated using proved reserves and year-end prices.  Such a presentation is inconsistent with, and not permitted by, SFAS 69.  Refer also to paragraph 33 and Illustration 4 of SFAS 69.

Accordingly, please revise your disclosure to only present proved reserve information, including changes therein, calculated using year-end prices.

Although we do not believe that the rules and regulations referenced in your letter preclude the disclosure that we made in our 2005 Form 10-K, we will modify the presentation of oil and gas reserves in our 2006 Form 10-K to comply with your interpretation.

2.   Please tell us which price was used to determine proved developed reserve quantities and your equity method investee proved reserve quantities.

We used year-end prices to calculate both quantities.

3.   In your response and discussions with us, you have indicated that you believe information regarding differences between year-end prices and your internally developed planning prices represents material information regarding the way you manage your business which should be provided to investors.  In view of this, please explain to us what consideration you have given to expanding your Management’s Discussion and Analysis to explain the reasons why and the extent to which your proved reserve quantities calculated using year-end prices are subject to change due changes in price.  As examples, tell us what consideration you have given to providing information such as the following:

•     A sensitivity analysis that addresses the impact that price changes have on your total proved reserve quantities and proved reserve quantities by geographic location that are owned under production sharing contracts as compared to other forms of proved reserve ownership;

•     A discussion of the long-term expected changes in the price sensitivity of your proved reserve portfolio based on your expectations of the changes in the nature of your proved reserve ownership arrangements.  It appears that over time more of your reserve base will be sourced from developing countries where ownership interests tend to be under production sharing contracts;

•     An explanation of how changes in year-end prices impact your annual planning and budgeting processes and capital investment decisions;

•     A discussion of the prices and reserve information that you use for your annual planning and budgeting processes and capital investment decisions; and,

•     A discussion of the reasons for the differences between prices and reserve quantities used for financial reporting purposes and those used for management purposes and how those differences are reflected in the way your business is managed.

In the Management Discussion and Analysis section of our 2006 Form 10-K, we will address the fact that the year-end price basis is not the basis on which we make our investment decisions.  We will also continue to give full consideration to a discussion of material events, trends and uncertainties, including consideration of the above mentioned issues.